Bush & Associates CPA

To Whom It May Concern:

We consent to the incorporation by reference in the Registration Statement of Aspire Biopharma Holdings, Inc. on Form S-1, of our report dated March 3, 2025, on our audit of the financial statements as of December 31, 2024, and for the year then ended, which report is included in this Registration Statement on Form S-1 to be filed on or about April 8, 2025. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern.

We also consent to the references to us under the headings "Experts" in such Registration Statement.

Very truly yours,

Bush & Associates CPA LLC (PCAOB 6797)
Henderson, Nevada
April 8, 2025

179 N. Gibson Rd., Henderson, NV 89014 ● 702.703.5979 ● www.bushandassociatescpas.com